

November 3, 2011

Via E-mail
Mr. John P. Avagliano
Chief Financial Officer
Image Entertainment, Inc.
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

>   **Re: Image Entertainment, Inc.**
>   **Form 10-K for the year ended March 31, 2011**
>   **Filed June 29, 2011**
>   **File No. 000-11071**

Dear Mr. Avagliano:

We have reviewed your response letter dated October 27, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Statement of Cash Flows, page 43

1. We note from your response to our prior comment five that the valuation of shares of common stock, shares of Series B Preferred, and shares of Series C Junior Participating Preferred Stock, issued in exchange for financial advisory and investment banking services, was conducted by an independent third-party valuation firm in connection with valuing the January 2010 change of control transaction. However, it appears from your disclosure on page 45 that the 1,250,000 shares of common stock were issued in exchange for financial advisory and investment banking services in the fiscal year 2011. Please explain to us why you believe it is appropriate to use a January 2010 stock valuation for stock issued in fiscal year 2011. As part of your response, please tell us the date the shares of common stock were issued.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief